U N I T E D   S T A T E S

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
	For the fiscal year ended	December 31, 2011

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
	For the transition period from	to

Commission file number	1-6887

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Bank of Hawaii Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bank of Hawaii Corporation
130 Merchant Street
Honolulu, Hawaii 96813

REQUIRED INFORMATION

Listed below are the financial statements and exhibits filed as part of the annual report.

A.	Financial Statements

	1.	Report of Independent Registered Public Accounting Firm
	2.	Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009
	3.	Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2010 and 2009
	4.	Notes to Financial Statements
	5.	Schedule of Assets (Held at End of Year)

B.	Exhibits

Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan.      Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Bank of Hawaii Retirement Savings Plan
(Name of Plan)

Date	: June 14, 2012	/s/ PETER S. HO
Peter S. Ho
Chairman of the Board and Chief Executive Officer, and President of Bank of Hawaii Corporation

/s/ KENT T. LUCIEN
Kent T. Lucien
Vice Chairman and Chief Financial Officer of Bank of Hawaii Corporation

/s/ DEREK J. NORRIS
Derek J. Norris
Senior Executive Vice President and Controller of Bank of Hawaii Corporation

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE Bank of Hawaii Retirement Savings Plan Years Ended December 31, 2011 and 2010 With Report of Independent Registered Public Accounting Firm

Bank of Hawaii Retirement Savings Plan

Financial Statements
and Supplemental Schedule

Years Ended December 31, 2011 and 2010

Report of Independent Registered Public Accounting Firm

The Board of Directors and
The Benefit Plans Committee of Bank of Hawaii
Bank of Hawaii Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Bank of Hawaii Retirement Savings Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Honolulu, Hawaii

June 14, 2012

Bank of Hawaii Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2011	2010
	(In Thousands)
Assets
Investments, at fair value	$359,113	$369,731

Receivables:
Employer contribution	5,423	5,374
Notes receivable from participants	6,536	5,871
Net assets reflecting investments at fair value	371,072	380,976

Adjustment from fair value to contract value for interest in collective trust related to fully benefit-responsive investment contracts	(3,289)	(2,666)
Net assets available for benefits	$367,783	$378,310

See accompanying notes.

Bank of Hawaii Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2011	2010
	(In Thousands)
Additions
Investment (loss) income:
Interest and dividend income	$9,150	$8,863
Net (depreciation) appreciation in fair value of investments	(9,352)	26,168
	(202)	35,031

Interest income on notes receivable from participants	288	298

Contributions:
Participants	10,205	10,076
Employer	9,740	9,763
Participant rollovers	358	873
	20,303	20,712

Total additions	20,389	56,041

Deductions
Benefits paid	(30,826)	(24,690)
Administrative and other expenses	(90)	(74)
Total deductions	(30,916)	(24,764)
Net (decrease) increase	(10,527)	31,277

Net assets available for benefits:
Net assets available for benefits at beginning of year	378,310	347,033
Net assets available for benefits at end of year	$367,783	$378,310

See accompanying notes.

Bank of Hawaii Retirement Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

1. Description of the Plan

The following description of the Bank of Hawaii Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan for employees of Bank of Hawaii Corporation and certain of its subsidiaries (collectively, the “Company”) who have at least 60 days of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is administered by Bank of Hawaii (the “Bank” or the “Plan Administrator”), a subsidiary of the Company. All assets of the Plan are held in trust by Vanguard Fiduciary Trust Company (“Vanguard”), as trustee, and all benefits are provided by such trust.

Contributions

Contributions from the Company and participants are accrued through December 31 in the statements of net assets available for benefits.

Participating employees are allowed to contribute up to 50% of their eligible compensation (within federal limits) to the Plan. The Company makes matching contributions on behalf of participants equal to $1.25 for each $1.00 contributed by participants, up to 2% of the participants’ eligible compensation, and $0.50 for every $1.00 contributed by participants over 2%, up to 5% of the participants’ eligible compensation. A 3% fixed contribution and a discretionary value-sharing contribution, that is linked to the Company’s financial goals, are made regardless of whether the participating employee contributes to the Plan and are invested in accordance with the participant’s selection of investment options available under the Plan. Value sharing contributions for the years ended December 31, 2011 and 2010, were approximately $1,800,000 and $1,700,000, respectively. Total employer and employee contributions are limited to certain maximum annual amounts, including those imposed under the Internal Revenue Code.

Vesting

Under current plan provisions, participants are immediately vested in their accounts.

4

Bank of Hawaii Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Forfeitures

The unvested portion of participants’ money purchase accounts, which were merged into the Plan in 2002 and are maintained as a separate account, are subject to forfeiture.  Forfeitures may be credited against employer contributions required for the calendar year. In June 2011, the forfeiture balance of approximately $72,000 was credited against employer contributions required for the plan year. As of December 31, 2011 and 2010, the cumulative forfeited unvested amounts available to be used for future employer contributions were approximately $2,000 and $70,000, respectively.

Participant Loans

Withdrawals are permitted for participants demonstrating immediate financial need. Participants are allowed to borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the current value of their account balance. Loan terms do not exceed five years unless the loan is used for the purchase of a primary residence. The loans are secured by the balance in the participant’s account or other security deemed to be sufficient by the Benefit Plans Committee and are made at a reasonable rate of interest. Principal and interest is repaid ratably into the participant’s account through payroll deductions. No loans are permitted from the Bank of Hawaii Corporation Stock Fund.

Benefit Payments

Upon termination of employment, a participant or their beneficiary is entitled to receive an allocation of the employer matching contribution. A participant is also entitled to a pro-rata allocation of the Company’s fixed and value sharing contributions for the calendar year in which the participant terminated employment due to retirement, disability or death. For termination of employment prior to retirement (normal and early), disability or death, the participant’s vested account will be distributed as soon as practicable. For all accounts under the Plan that exceed $5,000, a distribution can only be made if the participant consents in writing to such a distribution.  For the money purchase accounts, participants are entitled to receive the vested portion of their account in the form of a joint and survivor or life annuity or may elect to receive distribution in the form of a single lump sum payment. In case of death, beneficiaries may elect to receive distributions as a lump sum or as an annuity contract. Participants may also elect to defer distributions.

5

Bank of Hawaii Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Benefits Payable

There were no benefits approved but not yet paid as of December 31, 2011.  As of December 31, 2010, there was $208,000 in benefits that had been approved and processed for payment by the end of the plan year that had not yet been paid.

Administrative Expenses

Fees paid to the Plan’s trustee and other administrative expenses incurred in connection with the operation of the Plan are paid by the Company. Administration expenses, including managed account fees, loan processing fees, and consulting fees and other expenses relating to purchases, sales, or transfers of the Plan’s investments are paid by the Plan.

Bank of Hawaii Corporation Stock Fund

The Plan invests in common stock of the Company through the Bank of Hawaii Corporation Stock Fund (the “BOHC Stock Fund”). The BOHC Stock Fund may also hold cash or other short-term securities to help accommodate daily transactions, although these are expected to be a small percentage of the fund. Effective April 1, 1998, the portion of the Plan consisting of the BOHC Stock Fund converted to an employee stock ownership plan (ESOP). As an ESOP, any cash dividends on Bank of Hawaii Corporation stock are passed through to the participants unless the participant elects not to receive the dividend in cash. The cash dividend on shares of Bank of Hawaii Corporation stock paid as a dividend pass-through is not treated as a distribution from the Plan; rather, it is accounted for as if the participant receiving the dividend was the direct owner of the shares of Bank of Hawaii Corporation stock. For participants electing not to receive the dividend pass-through, the dividend is allocated to the participant’s account as income and is invested in additional shares.

The Plan limits the amount a participant can invest in the BOHC Stock Fund to encourage diversification of participants’ accounts. Contributions may not go directly into the BOHC Stock Fund, but may be transferred into the BOHC Stock Fund the next day or any day thereafter at the participant’s direction. A participant may not direct money into or transfer amounts from other investment funds into the BOHC Stock Fund to the extent the transfer would result in more than 20 percent of the participant’s total account balance being invested in the BOHC Stock Fund.

Each participant is entitled to exercise voting rights attributable to the shares allocated to their account.

6

Bank of Hawaii Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Plan Termination

In the event that the Board of Directors of the Bank terminates the Plan, each member’s interest in the Plan will remain fully vested and non-forfeitable. The Board of Directors may require all participants and beneficiaries to withdraw such amounts in cash, in kind, in any other form or any combination thereof, as it may determine in its sole discretion.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accounting records of the Plan are maintained on the accrual basis.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2011 or 2010. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

7

Bank of Hawaii Retirement Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Investments

Investments are stated at fair value. Shares of mutual funds are valued at quoted market prices which represent the net asset value (NAV) of shares held by the Plan at year-end. The units of the collective trust fund are valued at NAV established by the fund’s sponsor on the last business day of the plan year based on the fair value of the underlying assets. Shares of Bank of Hawaii Corporation stock are valued at the quoted market price at year-end.

The Vanguard Retirement Savings Trust IV (“Vanguard Trust Fund”) is a collective trust investing primarily in synthetic investment contracts backed by high-credit-quality fixed income investments and traditional investments issued by insurance companies and commercial banks. These investment contracts are recorded at fair value; however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

The Vanguard Trust Fund seeks to provide current and stable income while maintaining a stable share value of $1 per share net asset value. The fund seeks to achieve its objective by diversifying among high-credit-quality investments and investment contracts that are structured to smooth market gains and losses over time. The balance in the collective trust fund can be transferred into a stock fund, a balanced fund, or a bond fund with an average duration of more than four years as often as the participant chooses; however, it must remain there for 90 days before transferring it into a short-term bond or money market fund.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net (depreciation) appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

The net realized gain or loss on investments sold during the year and the unrealized gain or loss on investments held at year-end are reflected in the statements of changes in net assets available for benefits as net (depreciation) appreciation in fair value of investments. The net realized gains and losses on investments sold is computed using the average cost method.

8

Bank of Hawaii Retirement Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for an asset or liability in an orderly transaction between market participants at the measurement date. Fair value is based on the assumptions that management believes market participants would use when pricing an asset or liability. Fair value measurement and disclosure guidance established a three-level fair value hierarchy that prioritizes the use of inputs used in valuation methodologies. The three-level fair value hierarchy is as follows:

Level 1:

Inputs to the valuation methodology are quoted prices, unadjusted, for identical assets or liabilities in active markets. A quoted price in an active market provides the most reliable evidence of fair value and shall be used to measure fair value whenever available. A contractually binding sales price also provides reliable evidence of fair value.

Level 2:

Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or inputs that utilize model-based techniques for which all significant assumptions are observable in the market.

Level 3:

Inputs to the valuation methodology are unobservable and significant to the fair value measurement; utilize model-based techniques for which significant assumptions are not observable in the market; or require significant management judgment or estimation, some of which may be internally developed.

In determining fair value measurements, management assesses whether the volume and level of activity for an asset or liability have significantly decreased.  In such instances, management determines whether recent quoted prices are associated with illiquid or inactive markets. If management concludes that quoted prices are associated with illiquid or inactive markets,  adjustments to the quoted prices may be necessary or management may conclude that a change in valuation technique or the use of multiple valuation techniques may be appropriate to estimate an asset or liability’s fair value.

9

Bank of Hawaii Retirement Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements

In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs.  The provisions of ASU 2011-04 amended ASC 820, Fair Value Measurement, to converge the fair value measurement guidance in US generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures, although certain of these new disclosures will not be required for nonpublic entities. ASU No. 2011-04 is effective for the Plan’s annual reporting periods beginning on or after January 1, 2012. The adoption of ASU No. 2011-04 is not expected to have a material impact on the Plan’s statements of net assets available for benefits and changes in net assets available for benefits.

3. Investments

During the years ended December 31, the Plan’s investments (depreciated) appreciated in fair value as follows:

	2011	2010
	(In Thousands)

Mutual funds	$(6,864)	$25,901
Common stock	(2,488)	267
Net (depreciation) appreciation in fair value of investments	$(9,352)	$26,168

Bank of Hawaii Retirement Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

The fair value of individual investments representing 5% or more of the Plan’s net assets at December 31, are as follows:

	2011	2010
	(In Thousands)

Vanguard Retirement Savings Trust IV	$71,028	$67,704
Vanguard 500 Index Fund	49,500	49,859
Vanguard Wellington Fund	48,001	50,155
Bank of Hawaii Corporation Common Stock Fund	38,351	44,985
Vanguard Windsor Fund	30,883	35,496

The Plan invests in a collective trust, Vanguard Retirement Savings Trust, which owns fully benefit-responsive investment contracts. The Plan reflected the Vanguard Retirement Savings Trust at fair value and recognized an adjustment from fair value to contract value for the fully benefit-responsive investment contract of approximately $(3,289,000) and $(2,666,000) as of December 31, 2011 and 2010, respectively, in the statements of net assets available for benefits.

4. Fair Value of Assets

The following describes the valuation techniques and inputs used for each major class of assets recorded at fair value.

Mutual funds: Valued at the quoted NAV of shares held by the plan at year-end.

Common stock fund: Valued at the closing price reported on the NYSE on which the individual security is traded.

Collective trust: Valued at the NAV of unit shares held by the Plan at year-end. The NAV is based on the fair value of the underlying investments.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation techniques and inputs are appropriate and consistent with other market participants, the use of different techniques or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Bank of Hawaii Retirement Savings Plan

Notes to Financial Statements (continued)

4. Fair Value of Assets (continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value:

Assets Measured at Fair Value as of December 31, 2011:

(Dollars in Thousands)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Mutual funds:
United States	$104,296	$–	$–	$104,296
International	12,262	–	–	12,262
Blended	105,820	–	–	105,820
Emerging market	5,046	–	–	5,046
Fixed income	22,191	–	–	22,191
Money market fund	119	–	–	119
Common stock fund	38,351	–	–	38,351
Collective trust	–	71,028	–	71,028
Total assets at fair value	$288,085	$71,028	$–	$359,113

Assets Measured at Fair Value as of December 31, 2010:

(Dollars in Thousands)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Mutual funds:
United States	$109,442	$–	$–	$109,442
International	14,403	–	–	14,403
Blended	107,483	–	–	107,483
Emerging market	7,288	–	–	7,288
Fixed income	18,257	–	–	18,257
Money market fund	169	–	–	169
Common stock fund	44,985	–	–	44,985
Collective trust	–	67,704	–	67,704
Total assets at fair value	$302,027	$67,704	$–	$369,731

Bank of Hawaii Retirement Savings Plan

Notes to Financial Statements (continued)

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

6. Transactions and Agreements With Parties-in-Interest

Plan investments include shares of mutual funds managed by Vanguard, the trustee of the Plan. Accordingly, transactions involving shares of such mutual funds are considered party-in-interest transactions.

Transactions in shares of Bank of Hawaii Corporation common stock qualify as party-in-interest transactions under the provisions of ERISA. During the years ended December 31, 2011 and 2010, the Plan made purchases of $1,979,000 and $2,594,000, respectively, and sales of $7,732,000 and $7,675,000, respectively, of Bank of Hawaii Corporation common stock on behalf of its participants. At December 31, 2011 and 2010, the Plan held 861,999 and 952,874 shares of Bank of Hawaii Corporation common stock, respectively, representing 10% and 12%, respectively, of the total net assets of the Plan.

7. Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated October 30, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

Bank of Hawaii Retirement Savings Plan

Notes to Financial Statements (continued)

7. Tax Status (continued)

Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2009.

8. Reconciliation of Financial Statements to Draft Form 5500

The following is a reconciliation of the statement of net assets available for benefits and the statement of changes in net assets available for benefits at December 31, 2011 to the draft Form 5500 (in thousands):

2011
Net assets available for benefits per the financial statements	$367,783
Adjustment from fair value for fully benefit-responsive investment contracts	3,289
Net assets available for benefits per the draft Form 5500	$371,072

Net decrease in net assets available for benefits per the financial statements	$(10,527)
Adjustment from benefit claims payable at December 31, 2010	208
Adjustment from fair value for fully benefit-responsive investment contracts at December 31, 2010	(2,666)
Adjustment from fair value for fully benefit-responsive investment contracts at December 31, 2011	3,289
Total net loss per the draft Form 5500	$(9,696)

Supplemental Schedule

Bank of Hawaii Retirement Savings Plan

EIN #99-0033900       Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

(Dollars in Thousands)

December 31, 2011

	Number
	of Shares/		Current
Description	Units	Cost	Value

Mutual funds
Vanguard 500 Index Fund	427,460	*	$49,500
Vanguard Emerging Market Stock Index Fund	209,279	*	5,046
Vanguard Explorer Fund	30,209	*	2,158
Vanguard Growth Equity Fund	503,428	*	5,432
Vanguard High-Yield Corporate Fund	537,910	*	3,061
Vanguard International Growth Fund	749,970	*	12,262
Vanguard Mid-Cap Growth Fund	109,245	*	2,057
Vanguard Mid-Cap Index Fund	399,488	*	7,850
Vanguard Prime Money Market Fund	119	*	119
Vanguard Selected Value Fund	68,210	*	1,268
Vanguard Short-Term Federal Fund	1,055,575	*	11,443
Vanguard Small-Cap Index Fund	154,243	*	5,149
Vanguard Target Retirement 2005 Fund	167,725	*	2,009
Vanguard Target Retirement 2010 Fund	117,030	*	2,625
Vanguard Target Retirement 2015 Fund	1,065,953	*	13,111
Vanguard Target Retirement 2020 Fund	334,872	*	7,263
Vanguard Target Retirement 2025 Fund	997,321	*	12,237
Vanguard Target Retirement 2030 Fund	273,717	*	5,726
Vanguard Target Retirement 2035 Fund	587,252	*	7,346
Vanguard Target Retirement 2040 Fund	101,133	*	2,073
Vanguard Target Retirement 2045 Fund	157,124	*	2,022
Vanguard Target Retirement 2050 Fund	55,541	*	1,134
Vanguard Target Retirement 2055 Fund	2,569	*	56
Vanguard Target Retirement Income Fund	192,089	*	2,215
Vanguard Total Bond Market Index Fund	698,866	*	7,688
Vanguard Wellington Fund	1,531,623	*	48,001
Vanguard Windsor Fund	2,418,377	*	30,883
Total Mutual Funds			249,734

All investments are with parties-in-interest to the Plan.

*Participant-directed investment, the disclosure of cost is not required.

Continued on following page

Bank of Hawaii Retirement Savings Plan

EIN #99-0033900       Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

(Dollars in Thousands)

December 31, 2011

	Number
	of Shares/		Current
Description	Units	Cost	Value

Collective Trust
Vanguard Retirement Savings Trust IV	67,738,975	*	$71,028

Common Stock Fund:
Bank of Hawaii Corporation Common Stock Fund	861,999	*	38,351

Participant loans
Participant loans – interest rates ranging from 4.14% to 9.25%			6,536
			$365,649

All investments are with parties-in-interest to the Plan.

* Participant-directed investment, the disclosure of cost is not required.